Filed by: Banca Monte dei Paschi di Siena S.p.A Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mediobanca - Banca di Credito Finanziario SpA Commission File No.: 132-02872

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

INFORMATION DOCUMENT ON RELATED PARTY TRANSACTIONS OF MAJOR IMPORTANCE

(Capital Increase of Banca Monte dei Paschi di Siena S.p.A., with exclusion of pre–emption right pursuant to Article 2441, paragraph 4, of the Italian Civil Code, serving the voluntary totalitarian public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A. concerning the ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni)

Prepared pursuant to Article 5 of the Regulation containing provisions on transactions with related parties adopted by Consob Resolution No. 17221 of 12 March 2010, as subsequently amended and supplemented.

This information document has been made available to the public at the registered office of Banca Monte dei Paschi di Siena S.p.A., on the company’s website (www.gruppomps.it section “Corporate Governance – Related Parties Transactions”), as well as on the authorised storage mechanism “eMarketSTORAGE” at www.emarketstorage.com.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

30 January 2025

Index

INTRODUCTION			6

1.	Warnings		8

	1.1	Risks related to potential conflicts of interest arising from the transaction	8

2.	Information on the transaction		8

	2.1	Description of the features, terms and conditions of the transaction	8

	2.2	Identification of the related parties with whom the transaction is performed, of the nature of the relationship and, if the board of directors is informed, the nature and extent of those parties’ interests in the transaction	10

	2.3	Identification of the economic rationale and convenience of the transaction for MPS	10

	2.4	Method of determining the consideration for the transaction and assessment of its fairness in relation to the market values of similar transactions	12

	2.5	Explanation of the economic, equity and financial effects of the transaction	13

	2.6	Declaration whether the amount of the remuneration of the members of the Board of Directors of the Bank and/or of companies controlled by the Bank will vary as a result of the transaction	14

	2.7	In the case of transactions where the related parties involved are members of the management and supervisory bodies, general managers and managers of the issuer, information regarding the financial instruments of the issuer held by the persons identified above and their interests in extraordinary transactions, as provided for in paragraphs 12.2 and 15.2 of Annex 1 to Commission Delegated Regulation (EU) 2019/980 of 14 March 2019.	14

	2.8	Indication of the bodies or directors who conducted or participated in the negotiations and/or instructed and/or approved the transaction, specifying their respective roles, with particular regard to the independent directors	15

	2.9	If the relevance of the transaction arises from the pooling, pursuant to Article 5, paragraph 2, of several transactions carried out during the financial year with the same related party, or with parties related both to the latter and to the company, the information indicated in the preceding points must be provided with reference to all such transactions	16

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

Annex A: Opinion of the Committee for Related Party Transactions.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

DEFINITIONS

The following is a list of definitions used within the Information Document, in addition to those given in the text. These definitions, unless otherwise specified, have the meanings given below. It should be noted that for the definitions below, whenever the context so requires, the singular form includes the plural form and vice versa.

Bank or MPS	Banca Monte dei Paschi di Siena S.p.A. with registered office in Siena, Piazza Salimbeni No. 3, registration number with the Register of Companies of Arezzo - Siena and Tax Code No. 00884060526.

Board of Directors	The Board of Directors of the Bank in office at the date of this Information Document.

Consob	The Commissione Nazionale per le Società e la Borsa, with registered office in Rome, Via G.B. Martini No. 3.

Consob RPT Regulation	The Regulation containing provisions on related party transactions adopted by Consob with Resolution No. 17221 of 12 March 2010, as subsequently amended and supplemented.

Information Document	This Information Document.

Issuer or Mediobanca	MEDIOBANCA – Banca di Credito Finanziario Società per Azioni, a joint–stock company governed by Italian law, with registered office in Milan, Piazzetta Enrico Cuccia, 1, registration number with the Milan Companies’ Register and tax code No. 00714490158.

Issuers’ Regulation	The Regulation adopted by Consob with resolution No. 11971 of 14 May 1999, as subsequently amended and supplemented.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

Mediobanca Shares	The No. 833,279,689 ordinary shares, without nominal value and admitted to trading on Euronext Milan,representing, as of the date of the Information Document, the entire share capital of the Issuer.

MPS Regulation	The “Group Regulation on the management of prescriptive obligations with related parties, affiliated persons and obligations of bank executives” adopted by the Board of Directors of MPS and in force as of the date of this Information Document.

Notice 102	The notice pursuant to Article 102 of the TUF concerning MPS’ decision to promote the VEO on all the Mediobanca Shares.

Related Party Transactions Committee or Committee	The Related Party Transactions Committee established pursuant to the MPS Regulation.

TUB	Legislative Decree No. 385 of 1 September 1993, as amended and supplemented.

TUF	Legislative Decree No. 58 of 24 February 1998, as amended and supplemented.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

INTRODUCTION

This Information Document has been prepared by MPS pursuant to Article 5 of the Consob RPT Regulation and in compliance with Annex 4 of the same Consob RPT Regulation, as well as pursuant to paragraph 4.6.1 of the MPS Regulation, published on the Bank’s website www.gruppomps.it/static/upload/ope/operazioni_con_parti_collegate_e_soggetti_collegati.pdf, and with the Bank of Italy’s Circular No. 285/13, Part Three, Chapter 11, as subsequently amended and supplemented, on risk activities and conflicts of interest with respect to related parties.

This Information Document has been prepared to provide shareholders and the market with the information required pursuant to, and for the purposes of, the aforementioned regulations on related party transactions, concerning the capital increase transaction of MPS – serving the voluntary public exchange offer announced on 24 January 2025, through the notice prepared on the basis of applicable laws and regulations (the “Notice 102”), and to be launched in accordance with the timing and procedures provided for by applicable laws and regulations by MPS on Mediobanca Shares, pursuant to Articles 102 and 106, paragraph 4, of the TUF and the related implementing provisions contained in the Issuers’ Regulations (the “Offer”, the “VEO” or the “Transaction”) – in divisible form and also in several tranches, to be paid up by means (and against) the contribution in kind of the Mediobanca Shares tendered in the context of the VEO (or however contributed to MPS in execution of the squeeze–out and/or sell–out right pursuant to Articles 108 and 111 of the TUF, where the requirements thereof are met) and, therefore, with the exclusion of the pre–emption right, pursuant to Article 2441, paragraph 4, of the Italian Civil Code (the “Capital Increase” or the “Capital Increase Reserved to the Offer”). The Related Party Transactions Committee deemed that it had competence regarding the Transaction, based on a prudent approach aimed at ensuring maximum transparency and fairness, given the significance of the Transaction per se. In particular, the shares of MPS (offered as consideration for the VEO) will be issued pursuant to a proxy to be granted by the shareholders’ meeting of MPS to the Board of Directors of MPS for the Capital Increase pursuant to Article 2443 of the Italian Civil Code (the “Delegation”). On 23 January 2025, the Board of Directors of MPS resolved to submit to the extraordinary shareholders’ meeting of the Offeror, convened for 17 April 2025, the proposal to delegate the administrative body of the Offeror in connection with the aforementioned Capital Increase Reserved to the Offer.

The Capital Increase is therefore reserved to the shareholders of Mediobanca who will adhere to the Offer and, consequently, the assessment regarding the application of the safeguards set forth in the Consob RPT Regulation and the MPS Regulation is a result of the fact that certain persons holding significant shareholdings in MPS, in excess of 3%, are also in the lawful position of holding significant shareholdings in Mediobanca.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

In particular, on the basis of the communications pursuant to Article 120 of the TUF, as published on the Consob’s website, as of 28 January 2025 (last date of update of the Consob website1, as of the date of this Information Document):

-	Delfin S.a.r.l. (“Delfin”) holds a 19.390% interest in the share capital of Mediobanca and a 9.780% interest in the share capital of MPS; as well as,

-	Mr. Francesco Gaetano Caltagirone (“Caltagirone”) holds (indirectly, through a series of subsidiaries) an aggregate interest equal to 5.499% of the share capital of Mediobanca and a total interest equal to 5.026% of the share capital of MPS.

Notwithstanding the foregoing, pursuant to the MPS Regulation, and taking into account that Delfin and Caltagirone are to be considered CONSOB “related parties” of MPS, as identified on a discretionary basis, insofar as they hold “an interest in excess of 3% of the capital of BMPS, represented by shares with voting rights and have reported such interest pursuant to Article 120 of the TUF” (paragraph 4.1.1 of the MPS Regulation), the Capital Increase is to be considered as a related party transaction, as it is reserved for subscription, inter alia, to the shareholders of Mediobanca (which include Delfin and Caltagirone). The right of the latter to be able to analyse the Transaction from different perspectives and at different moments, being simultaneously shareholders in MPS and, with even higher percentages, in Mediobanca, was a key element in the assessments carried out for the purpose of the application of all the safeguards required by the CONSOB RPT Regulation and the MPS Regulation.

Pursuant to Article 4.2.2 of the MPS Regulation, the Capital Increase Reserved to the Offer is to be qualified as a “transaction of major importance”, as it exceeds all the materiality thresholds specified in Article 8.1 of the MPS Regulation (Annex 1).

For the sake of completeness, it should be noted, in any case, that all the assessments regarding the advisability of implementing the Transaction were carried out in full autonomy by the Bank’s top management, taking into account that no party, having regard to the intrinsic structure of the Transaction, being a voluntary public exchange offer not previously agreed upon, could have been involved in any kind of negotiation. In addition, it should be added that the determination of the consideration for the Offer is - as is always the case in this type of transactions - a decision taken by the Board of Directors, with the support of the management and with the assistance of its financial advisors, in full autonomy and freedom of judgment, outside of any influence and in line with established financial practice for this type of transactions. Moreover, it is worth pointing out that all shareholders (indistinctly), whether or not they are related parties of the Bank, will be free to decide in the manner and timeframe they are due, on the one hand, in the MPS shareholders’ meeting convened to evaluate and decide on the Capital Increase and, on the other hand, when evaluating regarding adherence to the Offer, on the basis of their own independent assessments, whether to adhere to the OPS and, if necessary, whether to adhere with all or part of their shares.

This Information Document is available to the public at the Bank’s registered office at Piazza Salimbeni No. 3, Siena (Italy) and on the Bank’s website (www.gruppomps.it section “Corporate Governance – Related Parties Transactions” Corporate Governance – Related parties transactions).

1 As clarified by CONSOB on its website, the percentages published by the Authority derive from the communications made by each shareholder, pursuant to Article 120 of the TUF, based on the thresholds provided for in Article 117 of the Issuers’ Regulations (3%, if the listed issuer is not an SME, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6̅% and 90%). Therefore, in the case of infra-threshold changes in shareholding that do not result in new shareholder disclosure requirements, the percentages reported may not be in line with more up-to-date data released by different sources.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

1.	Warnings

1.1	Risks related to potential conflicts of interest arising from the transaction

As highlighted in this Information Document, the Capital Increase does not expose the Bank to any particular risks related to potential conflicts of interest, other than those typically inherent in related parties transactions.

As explained in greater detail later in this Information Document, the Capital Increase is part of an overall and broader market transaction involving the promotion of a VEO that envisages absolute equality of treatment both among the shareholders (i.e., Mediobanca’s shareholders) – as it is addressed, on equal terms, to all holders of Mediobanca shares – and among MPS shareholders, as they are also called upon through the shareholders’ meeting vote to express their opinion on a Transaction, which is capable of generating large-scale synergies and increasing the Bank’s value.

On 23 January 2025, the Related Party Transactions Committee which is responsible to express its binding and reasoned opinion on the Bank’s interest in the Capital Increase Reserved to the Offer, as well as on the convenience and substantive fairness of the applicable terms and conditions, unanimously expressed its prior favourable opinion in support of the preparatory activity which the Board of Directors is required to carry out, which is attached to this Information Document as “Annex A”.

The Board of Directors of the Bank therefore approved the Transaction on 23 January 2025, unanimously of those present, with the clarification that the Directors - non-independent – Mrs. Elena De Simone and Mr. Alessandro Caltagirone, informed the Board of Directors about an interest pursuant to Article 2391 of the Italian Civil Code and, for reasons of expediency, did not take part in the vote on the item, as described in paragraph 2.8 of this Information Document, and therefore proceeded, on 24 January 2024, before the opening of the markets, to the publication of the Notice 102 regarding MPS’ decision to promote the Offer to which the Capital Increase is serving.

2.	Information on the transaction

2.1	Description of the features, terms and conditions of the transaction

The Capital Increase is part of an overall and broader Transaction consisting in the promotion by MPS of a VEO relating to all Mediobanca Shares and is, therefore, reserved to all shareholders of Mediobanca who will subscribe to the Offer.

In particular, on 23 January 2025, the Board of Directors of the Bank resolved to submit to the extraordinary shareholders’ meeting of MPS – by convening it for 17 April 2025 – the proposal to delegate to the administrative body of the Bank, pursuant to Article 2443 of the Italian Civil Code, the execution of the Capital Increase Reserved to the Offer.

As mentioned above, the Capital Increase Reserved to the Offer is in a divisible form and also in several tranches, to be paid up by means (and against) the contribution in kind of the Mediobanca Shares tendered to the Offer (or however contributed to MPS in execution of the squeeze–out and/or sell–out right pursuant to Articles 108 and 111 of the TUF, where the requirements thereof are met), and, therefore, with the exclusion of the pre–emption right pursuant to Article 2441 paragraph 4 of the Italian Civil Code.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

It is, therefore, functional to the very nature of the Offer, which envisages, in fact, as consideration, the allocation of newly issued MPS shares to Mediobanca shareholders, who may subscribe to it, and is, therefore, reserved to their subscription.

The newly issued shares of MPS deriving from the Capital Increase and to be delivered to the participants in the Offer as consideration, will enjoy standard dividend rights and the same features as the MPS shares currently outstanding, and will be listed on Euronext Milan, a regulated market organised and managed by Borsa Italiana, as well as being subject to the dematerialisation and centralised management regime at Monte Titoli S.p.A., pursuant to Article 83–bis and subsequent articles of the TUF.

The maximum amount of the Capital Increase, taking into account the Mediobanca Shares currently issued and outstanding, is equal to 1,916,543,285 newly issued MPS shares, which will be issued to the participating Mediobanca shareholders, representing approximately 60% of the share capital of MPS following the execution of the Capital Increase Reserved to the Offer.

For the purposes of the Capital Increase Reserved to the Offer, the Board of Directors of MPS shall apply the rules of the Italian Civil Code for the valuation of the Mediobanca Shares to be contributed.

As anticipated, the Offer to which the Capital Increase is reserved, consists of a voluntary, totalitarian public exchange offer, promoted by MPS pursuant to Articles 102 and 106 paragraph 4 of the TUF and the relevant implementing provisions contained in the Issuers’ Regulations, and will relate to all Mediobanca’s Shares (including treasury shares held by the Issuer itself). Based on public information, the number of Mediobanca Shares subject to the Offer may increase if the Issuer issues additional Shares to fulfil its long– term share–based incentive plans.

The launch of the Offer is contingent upon obtaining prior authorisations and the effectiveness of the Offer is contingent upon certain conditions, as described below.

In particular, within the date of submission of the Offer document to Consob, MPS shall submit to the competent authorities the applications to obtain the prior authorisations required by the applicable laws and sector regulations in relation to the Offer (the “Prior Authorizations”), all as better described in the Notice 102, made available to the public on the Bank’s website www.gruppomps.it, to which reference is made for further details.

Pursuant to Article 102, paragraph 4 of the TUF, Consob’s approval of the Offer document may occur only after obtaining each of the Prior Authorisations.

The Bank shall also submit, within the date of submission of the Offer document to Consob, the further applications and notices for the obtainment of authorisations that shall be required by any authority for the purpose of completing the Offer ( “Other Authorisations” and, together with the Prior Authorisations, the “Authorisations”). For more details, reference is made to the Notice 102, made available to the public on the Bank’s website at www.gruppomps.it.

The Offer shall be subject to the approval of the proposal of the Delegation for the Capital Increase Reserved to the Offer by the shareholders’ meeting of MPS and of the Offer document by Consob, upon completion of the relevant preliminary investigation within the terms set forth in Article 102, paragraph 4, of the TUF.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

In addition, as standard practice for this type of transactions, the Offer is also subject to the occurrence of the conditions of effectiveness (the “Conditions of Effectiveness”), as better described in the Notice 102, to which reference is made for further details.

MPS may only expressly waive, by notice to the market in accordance with applicable law, in whole or in part, one or more of the Conditions of Effectiveness or modify them, in whole or in part, in accordance with applicable law.

2.2	Identification of the related parties with whom the transaction is performed, of the nature of the relationship and, if the board of directors is informed, the nature and extent of those parties’ interests in the transaction

As anticipated, the Capital Increase is reserved to all the shareholders of Mediobanca who will participate in the Offer and, consequently, the assessment regarding the application of the safeguards set forth in the Consob RPT Regulation and the MPS Regulation is a result of the fact that certain persons holding significant shareholdings in MPS, in excess of 3%, are also in the lawful position of holding significant shareholdings in Mediobanca (i.e., Delfin and Caltagirone).

As indicated in the Introduction, on the basis of communications pursuant to Article 120 of the TUF, as published on Consob’s website, as of the date of this Information Document:

(i)	Delfin holds a 19.390% interest in the share capital of Mediobanca and a 9.780% interest in the share capital of MPS; as well as,

(ii)	Caltagirone holds (indirectly, through a series of subsidiaries) an aggregate interest equal to 5.499% of the share capital of Mediobanca and a total interest equal to 5.026% of the share capital of MPS.

In light of the foregoing, pursuant to the MPS Regulation, and taking into account that Delfin and Caltagirone are to be considered “related parties” of the Bank, insofar as they hold “an interest in excess of 3% of the capital of BMPS, represented by shares with voting rights and have reported such interest pursuant to Article 120 of the TUF”, the Capital Reserved to the Offer is to be considered as a related party transaction, as it is reserved for subscription, inter alia, to the shareholders of Mediobanca (which include Delfin and Caltagirone).

Moreover, as anticipated, again pursuant to the MPS Regulation, the Capital Increase is to be qualified as a “transaction of major importance”, as the Transaction exceeds all the materiality thresholds specified in Article 8.1 of the MPS Regulations (Annex 1).

2.3	Identification of the economic rationale and convenience of the transaction for MPS

MPS has decided to launch the Offer for the acquisition of Mediobanca (which the Capital Increase is at the service of), with the aim of creating a new Italian banking champion through the union of two among the most distinctive brands in the financial services industry: MPS for Retail and Commercial Banking and Mediobanca for Wealth Management, Corporate & Investment Banking and Consumer Finance.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

Over the past three years, MPS has steadily strengthened its fundamentals, consolidating the sustainability of its business model and improving its risk profile to achieve solid levels of profitability. Moreover, MPS has exceeded most of the targets of the 2022–2026 business plan two years in advance and with one of the strongest capital positions in Europe.

MPS intends to play an active role in the ongoing consolidation scenario in the Italian banking sector.

The combination with Mediobanca, should it be accomplished, will create a new national champion ranking among the top three institutions in terms of total assets, loans to clients, direct deposits and total financial assets. The new group will be able to rely on Mediobanca’s distinctive expertise in the areas of Wealth Management, Corporate & Investment Banking and Consumer Finance and of MPS in the sectors of Retail and Commercial Banking. This way, the global service offerings will be strengthened, the product base will be enhanced and market penetration will be improved. The combination will enable the assumption of a primary role in the asset gathering through the combination of Banca Widiba with Mediobanca Premier. The group will be financially strengthened, with a diversified revenue stream and strong resilience able to compete successfully in different scenarios.

MPS believes that the Offer represents the opportunity of a further development and ideal growth for both institutions and allows a significant value creation for the shareholders of both companies and for all stakeholders. The combination of the two banks will allow to:

-	create the third national banking operator, with a distinctive, diversified and resilient business model, which can leverage the combination of two of the most prestigious brands in the Italian financial sector, with distinctive and complementary capabilities;

-	expand the product offering by leveraging a full range of product factors and partnerships and the new entity’s leadership position in key markets;

-	accelerate the utilisation of DTAs on MPS’ past losses, leveraging a higher consolidated tax base and by budgeting Euro 1.3 billion of DTAs (currently off–balance sheet), bringing the total to Euro 2.9 billion. Over the next six years, the use of these DTAs will generate a significant capital benefit (Euro 0.5 billion per year), in addition to the net income;

-	extract synergies deriving from the combination of the two entities, estimated at Euro 0.7 billion per year before tax, as described in section 2.5;

-	create value for all shareholders through the distribution of sustainable dividend flows over time, while confirming MPS’ solid capital position;

-	realise a simple integration with limited employment impacts, while at the same time offering the employees of each institution the opportunity to develop their careers in a larger organisation;

-	improve the positioning of all stakeholders, with a scale to serve them at European level;

-	increase support to households, businesses, territories and the Italian economy, by strengthening overall support to the former, both in financing needs and in the generation, preservation and protection of savings, and to businesses, by partnering with leading Italian companies to capture domestic and international growth opportunities; and

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

-	consolidate the sustainability strategies of the two banks, leveraging their respective ESG capabilities, to strengthen the combined entity’s positioning and promote its commitment to the communities and territories where it has its roots.

The combination with Mediobanca will create a new national champion, ready to support the country’s households and businesses, with a distinctive business model, characterised by a balanced mix and a solid capital and liquidity position. The strong complementarity between the two banks represents an opportunity to evolve towards a single banking entity, by leveraging specialised and innovative activities:

-	a best in class Wealth Management player, thanks to the combination of the capabilities of Mediobanca and MPS in private banking and Banca Widiba and Mediobanca Premier in asset gathering, including through approximately 1,200 promoters in aggregate;

-	a strong CIB player in all products (e.g., consulting, capital markets, corporate lending), with a leading position in the Equity Capital Markets and M&A market and a strong complementary client base (SMEs and corporates), with a growth opportunity in the developing market segment of medium–sized companies;

-	the leader in consumer financing through Compass, already MPS’ chosen partner; and

-	an operator who benefits from a sustainable cash flow from the insurance investment.

2.4	Method of determining the consideration for the transaction and assessment of its fairness in relation to the market values of similar transactions

Should the Conditions of Effectiveness occur (or be waived) and the VEO therefore be completed, MPS will pay, for each Mediobanca Share tendered in the Offer, a unitary consideration, not subject to adjustment (except as indicated below), consisting of No. 2,300 newly issued ordinary shares of MPS in execution of the Capital Increase Reserved to the Offer (the “Offer Consideration”). Therefore, for each No. 10 Mediobanca Shares tendered in the Offer, No. 23 newly issued ordinary shares of MPS will be offered in exchange.

On the basis of the official price of MPS shares recorded at the close of trading of 23 January 2025 (the last trading day preceding the date of the Notice 102) equal to Euro 6.9532 , the Offer Consideration shows a valuation equal to Euro 15.992 for each Mediobanca Share and, therefore, incorporates a premium equal to 5.03% with respect to the official price of Mediobanca Shares recorded at the close of 23 January 2025 (equal to Euro 15.227 ).3

The Offer Consideration has been determined on the assumption that, prior to the payment date of the Offer Consideration: (i) Mediobanca and/or MPS do not approve or initiate any ordinary or extraordinary distribution of dividends taken from profits and/or other reserves; and (ii) Mediobanca does not approve or initiate any transaction on its share capital (including, by way of example, capital increases or reductions) and/or on Mediobanca Shares (including, but not limited to, the amalgamation or cancellation of shares).

[2]	Source: FactSet VWAP

[3]	Source: FactSet VWAP

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

If, prior to the payment date of the Offer Consideration, Mediobanca and/or MPS should pay a dividend (including an interim dividend) and/or make a distribution of reserves to its shareholders, or in any event should be detached from the Mediobanca Shares and/or the MPS Shares, as the case may be, the ex coupon (cedola) relating to dividends resolved upon, but not yet paid by Mediobanca and/or MPS, respectively, the Offer Consideration shall be adjusted to take into account the dividend distributed (or the relative interim dividend) or the reserve distributed (in the event that MPS waives the condition of effectiveness provided for in the Notice 102, where applicable, in relation to said individual event).

If all of the Mediobanca Shares subject to the Offer issued as of the date of this Information Document are tendered, a maximum of No. 1,916,543,285 newly issued shares of MPS, as the maximum total amount of the Offer Consideration, shall be issued to the tendering shareholders of Mediobanca, representing approximately 60% of the share capital of MPS following the execution of the Capital Increase Reserved to the Offer.

On the basis of the official price of MPS shares recorded at the close of trading of 23 January 2025 (the last trading day prior to the date of the Notice 102) equal to Euro 6.9534, the total countervalue of the Offer, again in the event of full acceptance, will be approximately Euro 13.3 billion, an amount, the latter, equal to the “monetary” valuation of the Offer Consideration (i.e., Euro 15.992 per Issuer’s Share).

Since, therefore, the Mediobanca Shares and the MPS Shares are listed on the regulated market Euronext Milan, the Offer Consideration was determined by reference to the aforesaid stock exchange values, incorporating a premium of 5.03% with respect to the official price of the Mediobanca Shares recorded at the close of 23 January 2025 (equal to Euro 15.227 ).4

For more details, please refer to the explanatory report and the opinion of the auditing firm as well as additional documentation required by applicable laws and regulations, which will be made available to the public in the manner and within the timeframe stipulated by the relevant regulations in force.

The consideration for the Offer was determined by MPS without any formal independent experts’ opinions, it being understood that the Committee and the Board of Directors referred to the exhaustive supporting documentation, also for assessment purposes, made available by the management of MPS and including documentation prepared by the investment banks J.P. Morgan Securities plc and UBS Europe SE, MPS’ financial advisors with respect to the VEO.

2.5	Explanation of the economic, equity and financial effects of the transaction

The combination of MPS and Mediobanca, upon the successful completion of the Transaction which the Capital Increase is serving, will generate:

-	significant revenues’ synergies, preliminarily estimated at approximately Euro 0.3 billion per year, due to the expansion of the services’ offering and the strengthening of factories’ capacities, as well as increased penetration in key segments. A significant contribution to synergies is expected in particular from the increased penetration of consumer finance and mortgage products, the integration of the value chain in the investment sector, the sharing of best practices in the asset gathering sector, the offering of Advisory services to MPS’ corporate customers, and the enhancement of the offering to small businesses and small economic operators by leveraging the combined entity’s network;

[4]	Source: FactSet VWAP

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

-	a reduction in operating costs by minimising duplication with synergies estimated at approximately Euro 0.3 billion, through optimisation of central functions and IT and administrative expenses;

-	a more balanced funding mix, due to MPS’ commercial financing capacity, resulting in estimated synergies of approximately Euro 0.1 billion per year, optimising the wholesale funding position of the combined entity;

-	a combination from the two banks’ strategic technology and digital investment initiatives, which have multiple areas of similarity. By way of example, reference is made to investment initiatives with the aim of developing distinctive digital platform in Wealth Management, CIB business and Consumer Finance;

-	one–off integration costs are estimated at approximately Euro 0.6 billion before tax, to be spent in the first year.

The Transaction will also accelerate the utilisation of the DTAs held by MPS, with an estimated net present value for the benefit of Mediobanca’s shareholders of Euro 1.2 billion, equal to approximately 10% of Mediobanca’s current market capitalisation.

MPS expects to maintain a solid capital base (pro–forma Common Equity Tier 1 ratio equal to approximately 16%) upon completion of the Transaction, supported by increased organic capital generation.

For more information on the economic, equity and financial effects of the Transaction, please refer to the explanatory report and additional documentation required by applicable regulations, which will be made available to the public in the manner and within the timeframe prescribed by applicable regulations.

2.6	Declaration whether the amount of the remuneration of the members of the Board of Directors of the Bank and/or of companies controlled by the Bank will vary as a result of the transaction

No changes in the remuneration of the members of the boards of directors of MPS and its subsidiaries are expected as a result of the Capital Increase.

2.7	In the case of transactions where the related parties involved are members of the management and supervisory bodies, general managers and managers of the issuer, information regarding the financial instruments of the issuer held by the persons identified above and their interests in extraordinary transactions, as provided for in paragraphs 12.2 and 15.2 of Annex 1 to Commission Delegated Regulation (EU) 2019/980 of 14 March 2019.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

No members of the management and supervisory bodies, general managers or executives of the Bank are involved in the Capital Increase Reserved to the Offer as related parties.

2.8	Indication of the bodies or directors who conducted or participated in the negotiations and/or instructed and/or approved the transaction, specifying their respective roles, with particular regard to the independent directors

The Transaction (which the Capital Increase serves), being a voluntary public offering, has not, by its very nature, evidently registered negotiations of any kind, being conceived in its specific and characteristic elements by the Bank’s top management in total autonomy.

The Transaction was approved by the Board of Directors of the Bank on 23 January 2025, by unanimous vote of those present, with the clarification that the Directors - non-independent – Mrs. Elena De Simone and Mr. Alessandro Caltagirone, informed the Board of Directors about an interest pursuant to Article 2391 of the Italian Civil Code and, for reasons of expediency, did not participate in the vote on the point.

With regard to the involvement of the Related Party Transactions Committee, given the nature of the Transaction and the unavoidable confidentiality requirements inherent to the same, which, in the event of information leakage, could have been irreparably compromised, the Committee was informed of the Transaction on 23 January 2025 and immediately commenced the preparatory activities for its assessment, in the context of two separate meetings, held on the same date, after the aforementioned board meeting was adjourned. The meetings of the Committee were attended by all the directors who are members of the same Committee and, in particular, by Mrs. Paola De Martini (Chairman), Mrs. Alessandra Barzaghi e Mr. Renato Sala, as well as the independent director Mr. Raffaele Oriani, who was invited by the members of the Committee to attend its meetings.

Therefore, on the occasion of the involvement of the Board of Directors and of the Committee, the management of MPS ensured the timely delivery of complete and exhaustive documentation, drafted also with the assistance of the legal and financial advisors of the Board of Directors, in order to allow the Committee to analyse and evaluate, albeit with a duly restricted timeframe, the main terms and conditions of the Transaction in its entirety, the timing envisaged for its implementation, the proposed evaluation procedure and the underlying rationales of the Transaction itself.

In this context, the Committee exercised its right to request information and make observations, and received feedback from the management involved in the Transaction and, following its assessment, unanimously issued a favorable opinion on the Transaction.

In the course of its preliminary assessment, the Committee has noted the non-involvement of any relevant shareholder in the structuring of the Transaction, which is solely the result of management discretion and the assessments of the Board of Directors, recognizing no extraction of benefits, nor any attribution of particular advantages in favor of the parties that the MPS Regulations deem, on a discretionary basis, to be allegedly related.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

The Committee assessed the Transaction as a whole and analyzed in detail, also with the support of management and with the assistance of the aforementioned financial advisors of the Bank, the Consideration offered in the context of the Transaction, considering that the same (which incorporates a premium equal to 5.03% with respect to the official price of Mediobanca’s shares recorded as of the close of trading of 23 January 2025) is consistent with the market values based on assessments illustrated by the advisors in the context of the presentation to the Board of Directors, and is justified by the benefits, which all MPS shareholders will be able to enjoy in the event of a successful outcome of the Transaction, generated by the synergies arising from the industrial and strategic project proposed by the Bank’s management. Moreover, the Committee noted that the convenience of the Transaction is proven by reasons of an industrial, strategic, economic and financial nature, which confirm the suitability of the VEO to generate value for the shareholders of MPS and also of Mediobanca and therefore justify the consideration of the Offer and the recognition of the premium to the shareholders of Mediobanca who will adhere to the VEO.

Consequently, the Committee has positively assessed the existence of a strong industrial-strategic rationale for the Transaction as a whole and has found the Offer Consideration and the related premium to be appropriate. For any further details regarding the Committee’s assessments and conclusions, please refer to the opinion attached to this Information Document as “Annex A”.

2.9	If the relevance of the transaction arises from the pooling, pursuant to Article 5, paragraph 2, of several transactions carried out during the financial year with the same related party, or with parties related both to the latter and to the company, the information indicated in the preceding points must be provided with reference to all such transactions

The significance of the Transaction exists on a stand–alone basis and does not arise from the combination with other transactions.

* * *

Attached documentation

– Annex 1: Committee Opinion

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

IMPORTANT INFORMATION

In connection with the proposed voluntary public exchange offer, the required Offer Document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed voluntary public exchange offer will be required to be registered in the United States, a registration statement on Form F–4, which will include the Exemption Document or, to the extent needed, a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed voluntary public exchange offer will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F–4. Investors and shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni are strongly advised to read the documents that will be sent to CONSOB, the registration statement and the Exemption Document or prospectus, if and when available, and any other relevant documents sent to, or filed with, CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the Exemption Document or the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction– related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed voluntary public exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

To the extent permissible under applicable law or regulation in Italy and pursuant to either exemptive relief from Rule 14e-5 granted by the SEC or the exemptions available under Rule 14e-5(b) under the U.S. Exchange Act, Banca Monte dei Paschi di Siena S.p.A. and its affiliates or brokers (acting as agents for Banca Monte dei Paschi di Siena S.p.A. or its affiliates, as applicable) may from time to time, and other than pursuant to the Offer, directly or indirectly purchase, or arrange to purchase, shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares, including purchases in the open market at prevailing prices or in private transactions at negotiated prices outside the United States. To the extent information about such purchases or arrangements to purchase is made public in Italy, if any such purchases are made, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni of such information. In addition, the financial advisors to Banca Monte dei Paschi di Siena S.p.A., may also engage in ordinary course trading activities in securities of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni, which may include purchases or arrangements to purchase such securities.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

FORWARD–LOOKING STATEMENTS

This communication contains forward–looking information and statements about Banca Monte dei Paschi di Siena S.p.A. and its combined business after completion of the proposed voluntary public exchange offer. Forward–looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward–looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Banca Monte dei Paschi di Siena S.p.A. believes that the expectations reflected in such forward–looking statements are reasonable, investors and holders of Banca Monte dei Paschi di Siena S.p.A. shares are cautioned that forward–looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Monte dei Paschi di Siena S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward–looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Monte dei Paschi di Siena S.p.A. to CONSOB. Except as required by applicable law, Banca Monte dei Paschi di Siena S.p.A. does not undertake any obligation to update any forward–looking information or statements.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

To the kind attention of the Board of Directors

of Banca Monte dei Paschi di Siena S.p.A.

and with copy to the kind attention of the Board of Statutory Auditors of Banca Monte dei Paschi di Siena S.p.A.

Siena, 23 January 2025

Subject:	Opinion of the Committee for Related Party Transactions of Banca Monte dei Paschi di Siena S.p.A. (the “Bank” or “MPS”)

Dear Sirs,

the Committee for Related Party Transactions of the Bank (the “Committee”), convened on two occasions, has prepared and submits this opinion drafted pursuant to the provisions of the “Group Regulation on the management of prescriptive obligations with related parties, affiliated persons and obligations of bank executives” (the “MPS Regulation”), adopted by the Board of Directors of MPS, in compliance with the CONSOB Regulation containing provisions on related party transactions adopted with CONSOB resolution No. 17221/2010, as subsequently amended and supplemented (the “CONSOB RPT Regulation”), as well as the Bank of Italy’s Circular No. 285/13, Part Three, Chapter 11, as subsequently amended and supplemented, on risk activities and conflicts of interest with related parties (the “Bankit Circular”).

1.	Background and delimitation of the subject of this opinion

It should be noted that pursuant to the MPS Regulation, holders of “an interest higher than 3% of the capital of MPS, represented by shares with voting rights and who have reported such an interest pursuant to Article 120 TUF” (Section 4.1.1 of the MPS Regulation) are considered related parties, on a discretionary basis.

The Board of Directors of MPS is about to pass a resolution to promote a voluntary totalitarian public exchange offer (the “Offer” or the “VEO” or the “Transaction”) on the shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni (the “Issuer” or “Mediobanca”). Should such resolution be passed, MPS shall make available to the public and to Consob, without delay, a notice drafted on the basis of the applicable laws and regulations (the “Notice 102”), where the main details of the VEO will be disclosed.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

Given the nature of the Transaction, which envisages as consideration, the allotment of MPS shares to the shareholders of Mediobanca that should subscribe to the VEO, the Board of Directors of MPS shall convene an extraordinary shareholders’ meeting for the purpose of, among others, passing a resolution for (i) the capital increase of MPS, with the exclusion of pre-emption rights, pursuant to Article 2441, paragraphs 4, first part, and 6, of the Italian Civil Code, and (ii) simultaneous conferral of the proxy to the Board of Directors of MPS for the execution thereof, pursuant to Article 2443 of the Italian Civil Code (the “Capital Increase”). This is also for the purpose of being able to declare that, at the time of publication of the Notice 102, pursuant to article 37–bis, paragraph 1, of the regulation adopted by CONSOB with resolution No. 11971 of 14 May 1999, as subsequently amended and supplemented (the “Issuers’ Regulation”), it is in a position to fully meet any commitment to pay the consideration for the Offer.

****

Also in light of the significance of the Transaction and its industrial and strategic rationale, in order to ensure maximum transparency and further guarantee fairness, with the aim of protecting the Bank’s corporate interest, the Committee acknowledged the Transaction which was structured solely on the basis of evaluations independently conducted by MPS’ top management, with the support of leading consultants and, considering its structure (and, in particular, the Capital Increase which, as mentioned, provides for the exclusion of the option right), deemed it to be within its powers to issue this opinion on the matter.

It should be noted, in any event, that the Capital Increase, is part of an overall and broader market transaction – the VEO – that assures absolute equality of treatment both among the shareholders (i.e. Mediobanca’s shareholders) – as it is addressed, on equal terms, to all holders of Mediobanca shares – and among MPS shareholders, as they are also called upon through the shareholders’ meeting vote to express their opinion on a Transaction, which is capable of generating large-scale synergies and increasing the Bank’s value (all as better specified below).

The Capital Increase is reserved to the shareholders of Mediobanca who will participate to the Offer and, consequently, the principal assessment as to whether the Committee should be involved, for the purposes of issuing a reasoned binding opinion in relation to the Capital Increase, is a result of the fact that certain persons holding significant shareholdings in MPS, in excess of 3%, are also in the lawful position of holding significant shareholdings in Mediobanca.

In particular, on the basis of the communications pursuant to Article 120 of Legislative Decree No. 58/1998 and subsequent articles (“TUF”), as published on Consob’s website, as of the date of this Opinion:

(iii)   Delfin S.a.r.l. (“Delfin”) holds a 19.390% interest in the share capital of Mediobanca and a 9.780% interest in the share capital of MPS; as well as,

(iv)   Mr. Francesco Gaetano Caltagirone (“Caltagirone”) holds (indirectly, through a series of subsidiaries) an aggregate interest equal to 5.499% of the share capital of Mediobanca and a total interest equal to 5.026% of the share capital of MPS.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

Notwithstanding to the foregoing, pursuant to the MPS Regulation, and taking into account that Delfin and Caltagirone are to be considered “related parties” of MPS, as identified on a discretionary basis, insofar as they hold “an interest in excess of 3% of the capital of BMPS, represented by shares with voting rights and have reported such interest pursuant to Article 120 of the TUF” (paragraph 4.1.1 of the MPS Regulation), the Capital Increase is to be considered as a related party transaction, as it is reserved for subscription, inter alia, to the shareholders of Mediobanca (which include Delfin and Caltagirone). The sole right of the latter to be able to analyse the Transaction from different perspectives and at different moments, being simultaneously shareholders in MPS and, with even higher percentages, in Mediobanca, was a key element in the assessments carried out by the Committee, which led to the application of all the safeguards required by the CONSOB RPT Regulation and the MPS Regulation.

In addition, pursuant to the MPS Regulation, the Capital Increase is to be qualified as a “transaction of major importance”, as the Transaction exceeds all the materiality thresholds specified in Article 8.1 of the MPS Regulations (Annex 1).

Notwithstanding the foregoing, noted that all evaluations as to the advisability of implementing the Transaction were independently conducted by the Bank’s top management, no party, being a voluntary public exchange offer not previously agreed upon, could have been involved in any kind of negotiations in relation to the same. Furthermore, the determination of the consideration of the Offer is – consistent with standard practice for this type of transactions – a decision taken by the Board of Directors, with the support of management and with the assistance of its financial advisors, in full autonomy and freedom of judgment and beyond any influence, and in line with established financial practice for this type of transactions. It is also worth noting that all shareholders (without distinction), whether or not they are related parties of the Bank, will be free to decide in appropriate ways and at appropriate times, both at the MPS shareholders’ meeting convened to assess and resolve upon the Capital Increase and, on the other hand, in the context of the assessment concerning the Offer, on the basis of their own independent evaluations, whether to join the VEO and, if necessary, whether to join with all or part of their shares.

In light of the foregoing, the undersigned Committee formulates, in support of the preparatory activity which the Board of Directors is required to carry out, the following prior and reasoned binding opinion on the Bank’s interest in the completion of the Transaction and, in particular, the Capital Increase, as well as on the convenience and substantive fairness of the conditions applied.

Reiterating the point about the lack of involvement of any shareholder in the structuring of the Transaction, which – as outlined – is solely the result of management discretion and the assessments of the Board of Directors, the Committee does not detect, with regard to the Transaction as a whole and, to the Capital Increase, any extraction of benefits, nor any allocation of particular advantages in favor of the parties that the MPS Regulations deem, on a discretionary basis, to be allegedly related. The latter parties, like all of those who may find themselves in the more than lawful position of being shareholders of both MPS and Mediobanca, will only have the right – as shareholders of both companies – to express their views on the advisability of the Transaction at two distinct times and, specifically, in the context of the decision regarding the position to be taken at the extraordinary shareholders’ meeting of MPS convened to approve the proposal to delegate to the Board of Directors the execution of the Capital Increase serving the Offer, as well as during the acceptance period of the Offer, considering whether and to what extent to adhere to the Offer itself.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

In this scenario, the Committee does not identify any misalignment that could potentially harm the interests - attributable solely to MPS per se - and that would favor only (or to a greater extent) the allegedly “related” parties, or in any case anyone who is a shareholder of both companies, nor any alteration in the equal treatment of shareholders. In other words, any party who is simultaneously a shareholder of MPS and Mediobanca, whether he or she will evaluate conveniently in his or her own right the industrial project on which the Transaction structured by management is based, will find himself or herself in the condition of having a dual voice at two moments that are not only temporally separate, but significantly different from a legal-formal point of view. However, this entirely legitimate twofold opportunity for expressing themselves has no impact whatsoever on the Committee’s assessment, which must remain focused on the industrial rationale of the Transaction, on the autonomous interest of MPS in carrying it out, and above all on the substantive and procedural convenience and fairness of the same.

Ultimately, while on the one hand, among those designated to assess the Transaction, there are parties already allegedly deemed to be related, on the other hand, these parties would not have had the possibility to influence the structuring of the Transaction (noting that it was conceived in total autonomy by the management), nor are in a position to obtain advantages, not even mere additional benefits with respect to the entire shareholding structure of MPS itself. In any case, the Committee is fully aware that any significant changes resulting from the Transaction that could materially affect the ownership structures of the companies involved will, on the one hand, be subject to the authorizations meticulously required by regulators for transactions of this nature and, on the other hand, fall under the extensive oversight of the relevant supervisory authorities.

2.	Description of the Transaction

2.1.	Industrial Reasons for the Offer

Based on the information provided by the Bank’s management and the documentary evidence submitted to the Committee, by means of the Offer, MPS intends to create a new Italian banking champion, through the union of two among the most distinctive brands in the financial services industry: MPS for Retail and Commercial Banking, and Mediobanca for Wealth Management, Corporate & Investment Banking and Consumer Finance.

MPS intends to play an active role in the ongoing consolidation scenario in the Italian banking sector. The aggregation with Mediobanca, should it be accomplished, will create a new national champion that will rank among the top three institutions in terms of total assets, loans to clients, direct deposits and total financial assets. This way, the global service offering will be strengthened, the product base will be enhanced and market penetration will be improved. The combination will also allow the group to assume a primary role in the asset gathering business through the combination of Banca Widiba with Mediobanca Premier. The resulting group will be financially strengthened, with a diversified revenue stream and a strong resilience able to compete successfully in different scenarios.

The Offer represents an ideal opportunity for further development and growth for both institutions and allows significant value creation for the shareholders of both companies and all stakeholders.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

2.2.	Corporate Aspects of the Capital Increase

As mentioned in Paragraph 1., the consideration for the Offer consists of newly issued shares of MPS. In particular, as represented by the Bank’s management, MPS will pay, for each Mediobanca Share tendered in the Offer, a consideration, not subject to adjustment (except as indicated below), consisting of No. 2,300 newly issued ordinary shares of MPS in execution of the Capital Increase reserved to the Offer. Therefore, for each No. 10 Mediobanca Shares tendered in the context of the Offer, 23 newly issued ordinary shares of the Offeror will be offered in exchange.

On the basis of the official price of the Offeror’s shares recorded at the close of trading of 23 January 2025 (the trading day prior to the date of the Notice 102) equal to Euro 6.9535 , the Offer Consideration shows a valuation equal to Euro 15.992 for each Mediobanca Share and, therefore, incorporates a premium equal to 5.03% with respect to the official price of Mediobanca Shares recorded at the close of trading of 23 January 2025 (equal to Euro 15.227).6

For the purposes of the Capital Increase reserved to the Offer, the Board of Directors of MPS shall apply the civil law rules for the valuation of the Mediobanca shares to be contributed.

The Offer may be launched only subject to and following: (i) the approval by the extraordinary shareholders’ meeting of MPS of the delegation proposal for the Capital Increase reserved to the Offer, as well as (ii) the resolution, by the Board of Directors of MPS, of the Capital Increase reserved to the Offer, in exercise of the above mentioned delegation. The effectiveness of such resolutions will be subject to obtaining the necessary prior regulatory authorizations.

In particular, within 20 calendar days from the publication of the Notice 102, MPS shall submit, inter alia, an application to the European Central Bank and the Bank of Italy for the prior assessment that the amendments to the by–laws simultaneous to, and in connection with, the Capital Increase reserved to the Offer (and the related delegation of powers to the Board for its execution) do not conflict with the sound and prudent management of MPS, pursuant to Articles 56 and 61 of Legislative Decree No. 385/1993, as amended and supplemented (“TUB”), and the prior authorisation to count the new shares issued in the context of the aforesaid Capital Increase reserved to the Offer to be included in MPS’ common equity tier 1, pursuant to Articles 26 and 28 of Regulation (EU) 575/2013 of the European Parliament and of the Council of 26 June 2013.

In addition, it should be noted that, as it is standard practice for this type of transactions, the Offer is subject to certain conditions of effectiveness (which may be waived by MPS), such as, without limitation, the so–called threshold condition (i.e. the acquisition of a participation equal to at least 66.67% of the voting rights exercisable in the shareholders’ meetings of the Issuer).

The maximum amount of the Capital Increase, taking into account the shares of Mediobanca currently issued and outstanding (and without taking into account any adjustments, as described in the Notice 102), is equal to No. 1,916,543,285 newly issued MPS shares, which will be issued to the tendering shareholders of Mediobanca, representing approximately 60% of the share capital of MPS following the execution of the Capital Increase reserved to the Offer.

[5]	Source: FactSet VWAP

[6]	Source: FactSet VWAP

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

2.3.	Summary of the Committee’s activities

Having regard to: (i) the nature of the Transaction, and having acknowledged that we are in the presence of a voluntary public exchange offer structured in its specific and characteristic elements by the top management, acting in complete autonomy, which clearly cannot be the subject of negotiations of any kind with any counterparty (as anticipated in Paragraph 1 above), and (ii) the unavoidable confidentiality requirements inherent to the Transaction itself, which, in the event of information leakage, could be irreparably compromised, the Committee was informed of the Transaction on the present day and immediately started the preparatory activities for its examination, in the context of two separate meetings, held – following the suspension of the Board meeting – at 2:30 p.m. and at 4:45 p.m. The meetings of the Committee were attended by all the directors who are members of the same Committee: Mrs. Paola De Martini (Chairman), Mrs. Alessandra Barzaghi and Mr. Renato Sala, as well as the independent director Mr. Raffaele Oriani, who was invited by the Committee members to attend its meetings.

Therefore, on the occasion of the involvement of the Board of Directors and of the Committee, the management of MPS ensured the timely delivery of complete and exhaustive documentation, drafted also with the assistance of the financial and legal advisors of the Board of Directors, in order to allow the Committee to analyse and evaluate, albeit with a duly restricted timeframe, the main terms and conditions of the Transaction in its entirety, the timing envisaged for its implementation, the proposed evaluation procedure and the underlying rationales of the Transaction.

In this context, the Committee exercised its right to request information and make information requests, and received feedback from the management.

The Committee carried out its preliminary investigation and evaluation activities without the assistance of separate experts for the examination of the financial, economic and industrial aspects of the Transaction, making exclusive reference to the exhaustive documentation made available by the management of MPS, with the assistance of the financial advisors J.P. Morgan Securities plc and UBS Europe SE and relying on the contribution of McKinsey & Company. In particular, the Committee, by prioritizing substance over form, assessed the importance of considering primarily the context in which the Transaction takes place and its specific structure.

For the purposes of this opinion, the Committee received from the Bank (and acknowledged) the following documentation:

(v)	a memorandum, prepared for the benefit of the Board of Directors, containing the management’s presentation in support of the Transaction and, in particular, the opinion of Prof. Avv. Emanuele Rimini, which highlights, inter alia, the applicability of the regulations concerning related party transactions, in compliance with internal rules and regulations on the matter;

(vi)	a document supporting the valuation of Mediobanca prepared by the investment banks J.P. Morgan Securities plc and UBS Europe SE, financial advisors of MPS with reference to the VEO; and

(vii)	a supplement to this documentation prepared, following questions raised during the meeting’s debate, during the break occurred at the board meetings held on 23 January 2025.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

3.	MPS’ interest in the completion of the Transaction and the substantial and procedural fairness of the Transaction

3.1.	Interest and economic convenience in the completion of the Transaction

On the basis of the documentation examined and the information and clarifications provided by the Bank’s management, the Committee believes that the Offer and, consequently, the Capital Increase has a significant industrial and strategic value for MPS, as it may enable:

(viii)	significant revenue synergies, preliminarily estimated at approximately Euro 0.3 billion per year, due to the expansion of the services’ offering and the strengthening of factory capacities, as well as increased penetration in key segments. A significant contribution to synergies is expected in particular from the increased penetration of consumer finance and mortgage products, the integration of the value chain in the investment sector, the sharing of best practices in the asset gathering sector, the offering of Advisory services to MPS’ corporate customers, and the enhancement of the offering to small businesses and small economic operators by leveraging the combined entity’s network;

(ix)	a reduction in operating costs by minimising duplication with synergies estimated at approximately Euro 0.3 billion, through optimisation of central functions and IT and administrative expenses;

(x)	a more balanced funding mix, due to MPS’ commercial financing capacity, resulting in estimated synergies of approximately Euro 0.1 billion per year, optimising the wholesale funding position of the combined entity;

(xi)	a combination from the two banks’ strategic technology and digital investment initiatives, which have multiple areas of similarity. By way of example, reference is made to investment initiatives with the aim of developing distinctive digital platform in Wealth Management, CIB business and Consumer Finance;

(xii)	one–off integration costs are estimated at approximately Euro 0.6 billion before tax, to be spent in the first year.

The Transaction will also accelerate the utilisation of the DTAs held by MPS, with an estimated net present value for the benefit of Mediobanca’s shareholders of Euro 1.2 billion, equal to approximately 10% of Mediobanca’s current market capitalisation.

MPS expects to maintain a solid capital base (pro–forma Common Equity Tier 1 ratio of around 16%) upon completion of the Transaction, supported by increased organic capital generation.

In this context, the Committee assessed the Transaction as a whole and analyded in detail, also with the support of the management and aforementioned advisors of the Bank, the consideration offered in the context of the Transaction. In this regard, the Committee determined that the consideration of the Offer, which includes a premium equal to 5.03% over the official price of Mediobanca’s shares as of the close of trading of 23 January 2025, is consistent with the market values based on the assessments illustrated by the advisors in the context of the presentation made to the Board of Directors, and is justified by the benefits, which all MPS’ shareholders will be able to benefit from in the event of a successful outcome of the Transaction, generated by the synergies arising from the industrial and strategic project proposed by the Bank’s management. The Committee concluded that, despite the challenges of comparing this Transaction to similar ones, the consideration of the Offer, and thus, the premium offered to Mediobanca’s shareholders who will accept the VEO, falls within a range deemed reasonable.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

3.2.	Procedural and substantive Fairness of the Transaction

From the standpoint of the convenience and substantive fairness of the terms and conditions of the Transaction and, in particular, of the Capital Increase, the Committee notices that the Board of Directors of MPS availed itself of the support of leading financial advisors of proven professionalism in determining the structural, economic and financial elements of the Transaction, and complied with the legal and regulatory obligations required for the purposes of the VEO and its ancillary documents.

As noted in the preceding paragraphs, the Committee then acknowledges that the convenience of the Transaction is proven by reasons of an industrial, strategic, economic and financial nature, which confirm the suitability of the VEO to generate value for the shareholders of MPS and also of Mediobanca, and thereby justifying the consideration of the Offer and the premium awarded to Mediobanca’s shareholders who will accept the VEO. In this context, the Committee does not identify any misalignment that could potentially harm the interests of MPS per se, confer an advantage to related parties over other shareholders, or alter the principle of equal treatment among MPS shareholders.

The technical and legal modalities through which the Transaction will be executed ensure its substantive and procedural fairness, specifically:

(i)	the Capital Increase must be approved by MPS’ extraordinary shareholders’ meeting and, in the context of such meeting, all shareholders with voting rights will have the chance to express themselves with respect to the proposal; and

(ii)	the implementation procedures of the Offer, ensuring full equal treatment for all Mediobanca’s shareholders, will allow all shareholders full discretion as to whether or not to accept the Offer.

Ultimately, what is highlighted under (i) and (ii) above ensures that all parties involved will be able to appreciate the industrial rationale and “economic reason” of the Transaction.

4.	Conclusions

With the objective of pursuing the sound and prudent management of the Bank, the Committee, having examined and acknowledged the documentation made available by the management

ACKNOWLEDGED THAT

-	all that is set forth in paragraph 3 above highlights the rationale of the Transaction – from an industrial, strategic and economic/financial point of view – as well as the relevant convenience;

-	on the basis of the above documentation made available to the Committee, and in light of the purposes underlying the Transaction as a whole, it corresponds to an actual, present and concrete interest of the Bank;

-	the process followed to date, also with reference to the material terms and conditions of the Transaction, including the determination of the consideration of the VEO and, therefore, of the amount of the Capital Increase reserved to the Offer, appears to be correct and compliant with the applicable regulatory provisions and consistently reflects the existing relationship between the values of the economic capitals of MPS and Mediobanca;

In light of all of the above

The Committee unanimously resolves upon

(i)	the clear existence of the strong industrial–strategic rationale of the Transaction as a whole and, therefore, of the Capital Increase reserved to the Offer;

(ii)	that the valuation range presented by J.P. Morgan Securities plc and UBS Europe SE includes reasonable elements.

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]

AND GIVES ITS FAVOURABLE OPINION

to the transaction, considering the Offer Consideration (consisting of No. 2.300 newly issued shares of MPS in execution of the Capital Increase reserved to the Offer) and the related premium (equal to 5.03% compared to the official price of Mediobanca shares recorded at the close of trading of 23 January 2025) which, notwithstanding the difficulties of comparison with similar transactions, remains within a range characterised by criteria of reasonableness, recognising – having ascertained the requirements of economic convenience and substantial fairness of the terms of the Transaction – the existence of the Bank’s interest in the completion of the Transaction.

Siena, 23 January 2025

The Committee for Related Party Transactions of Banca Monte dei Paschi di Siena S.p.A.

The Chairman

(Avv. Paola De Martini)
/s/ Avv. Paola De Martini

THIS DOCUMENT MUST NOT BE DISCLOSED, PUBLISHED, OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY COUNTRY WHERE SUCH DISCLOSURE, PUBLICATION, OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAWS OR REGULATIONS IN THAT JURISDICTION.

[This English translation of the Information Document on related party transactions of mayor importance is for courtesy only and shall not be relied upon by the recipients. The Italian version of the Information Document on related party transactions of mayor importance is the only official version and shall prevail in case of any discrepancy with this English courtesy translation of it.]